# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: LIGHTPATH TECHNOLOGIES INC, CIK 0000889971
CUSIP: 532257805
Title of class of securities: Class A common stock, $0.01 par value
Address of issuer's principal executive offices: 2603 CHALLENGER TECH CT, Orlando, New Jersey (NJ), 32826
Date of event which requires filing of this statement: 02/18/2025
Filed by CIK 0002052913
Persons authorized to receive notices and communications: Todd B. Hammer, 867 Boylston Street, 5th Floor #1361, Boston, Massachusetts (MA), 02116, 4073824003

## Reporting persons
- North Run Strategic Opportunities Fund I, LP (CIK 0002052913): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 12,830,726; sole dispositive power 0; shared dispositive power 12,830,726; aggregate amount beneficially owned 12,830,726 (19.99% of the class)
  Comment: *Consists of shares of Series G Preferred (as defined in Item 4) convertible into an aggregate of 9,331,437 Shares (as defined in Item 3) and Warrants (as defined in Item 4) exercisable for an aggregate of 3,499,289 Shares. The reported Warrants and shares of Series G Preferred are currently exercisable, subject to ownership limitations that prevent exercising the Warrants, or converting the Series G Preferred into Shares if the reporting person, together with its affiliates, would be more than a 19.99% beneficial owner of Shares following such exercise (the "Beneficial Ownership Limitation") or if the aggregate number of Shares issued upon conversion of shares of Series G Preferred or exercise of Warrants issued pursuant to the Purchase Agreement would exceed 6,055,606 (the "Exchange Cap").
- North Run Strategic Opportunities Fund I GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 12,830,726; sole dispositive power 0; shared dispositive power 12,830,726; aggregate amount beneficially owned 12,830,726 (19.99% of the class)
  Comment: *Consists of shares of Series G Preferred convertible into an aggregate of 9,331,437 Shares and Warrants exercisable for an aggregate of 3,499,289 Shares. The reported Warrants and Series G Preferred are currently exercisable, subject to the Beneficial Ownership Limitation and the Exchange Cap.
- North Run - Due North Partners, LP (CIK 0001921221): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 1,860,465; sole dispositive power 0; shared dispositive power 1,860,465; aggregate amount beneficially owned 1,860,465 (3.3% of the class)
  Comment: *Consists of up to 1,860,465 Shares issuable pursuant to the conversion of shares of Series G Preferred that may become issuable upon conversion of the Promissory Note (as defined in Item 4) upon certain circumstances, subject to the Beneficial Ownership Limitation and the Exchange Cap applicable to shares of Series G Preferred.
- North Run GP LP (CIK 0001283772): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,860,465; sole dispositive power 0; shared dispositive power 1,860,465; aggregate amount beneficially owned 1,860,465 (3.3% of the class)
  Comment: *Consists of up to 1,860,465 Shares issuable pursuant to the conversion of shares of Series G Preferred that may become issuable upon conversion of the Promissory Note (as defined in Item 4) upon certain circumstances, subject to the Beneficial Ownership Limitation and the Exchange Cap applicable to shares of Series G Preferred.
- North Run Advisors LLC (CIK 0001283773): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,860,465; sole dispositive power 0; shared dispositive power 1,860,465; aggregate amount beneficially owned 1,860,465 (3.3% of the class)
  Comment: *Consists of 1,860,465 Shares issuable pursuant to the conversion of shares of Series G Preferred that may become issuable upon conversion of the Promissory Note (as defined in Item 4) upon certain circumstances, subject to the Beneficial Ownership Limitation and the Exchange Cap applicable to shares of Series G Preferred.
- ELLIS THOMAS B (CIK 0001283774): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 14,691,191; sole dispositive power 0; shared dispositive power 14,691,191; aggregate amount beneficially owned 14,691,191 (19.99% of the class)
  Comment: *Consists of shares of Series G Preferred convertible include an aggregate of 9,331,437 Shares, Warrants exercisable for an aggregate of 3,499,289 Shares, and a Promissory Note that may become convertible upon certain circumstances into 4,000 shares of Series G Preferred, which would be convertible include an aggregate of 1,860,465 Shares, in each case subject to the Beneficial Ownership Limitation and the Exchange Cap.
- HAMMER TODD B (CIK 0001283775): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 14,691,191; sole dispositive power 0; shared dispositive power 14,691,191; aggregate amount beneficially owned 14,691,191 (19.99% of the class)
  Comment: *Consists of shares of Series G Preferred convertible include an aggregate of 9,331,437 Shares, Warrants exercisable for an aggregate of 3,499,289 Shares, and a Promissory Note that may become convertible upon certain circumstances into 4,000 shares of Series G Preferred, which would be convertible include an aggregate of 1,860,465 Shares, in each case subject to the Beneficial Ownership Limitation and the Exchange Cap.
- BOSCO MICHAEL: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,860,465; sole dispositive power 0; shared dispositive power 1,860,465; aggregate amount beneficially owned 1,860,465 (3.3% of the class)
  Comment: *Consists of up to 1,860,465 Shares issuable pursuant to the conversion of shares of Series G Preferred that may become issuable upon conversion of the Promissory Note (as defined in Item 4) upon certain circumstances, subject to the Beneficial Ownership Limitation and the Exchange Cap applicable to shares of Series G Preferred.

## Item 1. Security and Issuer
Title of class of securities: Class A common stock, $0.01 par value
Name of issuer: LIGHTPATH TECHNOLOGIES INC
Address of issuer's principal executive offices: 2603 CHALLENGER TECH CT, Orlando, New Jersey (NJ), 32826

## Item 2. Identity and Background
Name of person filing:
(a) This statement is filed by:
(i) North Run Strategic Opportunities Fund I, LP, a Delaware limited partnership ("NR-SOF"), with respect to the Shares directly and beneficially owned by it;
(ii) North Run Strategic Opportunities Fund I GP, LLC, a Delaware limited liability company ("North Run Opportunities"), as the general partner of NR-SOF;
(iii) North Run - Due North Partners, LP, a Delaware limited partnership ("NR-DNP"), with respect to the Shares directly and beneficially owned by it;
(iv) North Run GP, LP, a Delaware limited partnership ("North Run LP"), as the general partner of NR-DNP;
(v) North Run Advisors, LLC, a Delaware limited liability company ("North Run Advisors"), as the general partner of North Run LP;
(v) Todd B. Hammer, as a member of each of North Run Advisors and North Run Opportunities;
(vi) Thomas B. Ellis, as a member of each of North Run Advisors and North Run Opportunities; and
(vii) Michael Bosco, as a member of NR-DNP.

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.
Residence or business address: The address of the principal office of each of the Reporting Persons is 867 Boylston Street, 5th Floor #1361, Boston, MA 02116.
Present principal occupation or employment: The principal business of North Run LP is serving as investment manager of certain private pooled investment vehicles. The principal business of North Run Advisors is serving as the general partner of North Run LP. The principal business of NR-SOF is investing in securities. The principal business of North Run Opportunities is serving as the general partner of NR-SOF. Messrs. Hammer and Ellis are the principals and sole members of North Run Advisors and North Run Opportunities. Messrs. Hammer, Ellis and Bosco are limited partners of NR-DNP.
Criminal convictions in the last five years: No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Citizenship: NR-SOF, North Run Opportunities, NR-DNP, North Run LP and North Run Advisors are each organized under the laws of the State of Delaware. Messrs. Hammer, Bosco and Ellis are citizens of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The securities of the Issuer purchased by NR-SOF and NR-DNP were purchased with working capital. Pursuant to the Purchase Agreement (as defined below), NR-SOF purchased 20,062.588905 shares of Series G Preferred and 3,499,289 Warrants for $20.5 million.

The original principal amount of the Promissory Note is convertible into an aggregate of 4,000 shares of Series G Preferred, which would be convertible include an aggregate of 1,860,465 shares of Class A Common Stock of the Issuer (the "Shares") is $4 million.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons will monitor and evaluate their investment in the Issuer on a continuing basis and may engage in discussions with management, the board of directors of the Issuer and other stockholders of the Issuer concerning the business, operations and future plans of the Issuer. Depending on various factors, including, without limitation: (a) the Issuer's business, operations, assets, financial condition and prospects; (b) market, general economic and other conditions; and (c) other investment opportunities available to the Reporting Persons, the Reporting Persons may take such actions with respect to this investment as they deem appropriate including, without limitation, (1) acquiring Shares or other securities of the Issuer, (2) making proposals to the Issuer regarding changes in the capitalization, ownership structure, operations or board representation, or (3) disposing of some or all of the securities held by the Reporting Persons. Any such additional purchases or sales of such securities may be in open market or privately negotiated transactions or otherwise.

On February 13, 2025, the Issuer entered into a securities purchase agreement (the "Purchase Agreement") with NR-SOF and NR-DNP, pursuant to which the Issuer agreed to issue and sell to NR-SOF, in a private placement (the "PIPE Transaction"), 20,062.588905 shares of the Issuer's newly designated Series G Convertible Preferred Stock, $0.01 par value per share (the "Series G Preferred") and warrants (the "Warrants") to purchase up to 3,499,289 Shares, for an aggregate purchase price of $20.5 million, subject to the terms and conditions set forth in the Purchase Agreement. On February 18, 2025, the Issuer issued and sold an aggregate of 20,062.588905 shares of Series G Preferred at a per-share purchase price of $1,000 (the "Stated Value") and the Warrants to NR-SOF for aggregate gross proceeds of $20.5 million (the "Closing").

The powers, preferences, rights, qualifications, limitations and restrictions applicable to the Series G Preferred are set forth in the Certificate of Designations, Preferences and Rights of Series G Convertible Preferred Stock (the "Certificate of Designations"). The Issuer intends to hold a meeting of its stockholders to approve the issuance of Shares upon conversion of the Series G Preferred and exercise of the Warrants in excess of the Beneficial Ownership Limitation and the Exchange Cap, as defined above. The initial conversion price of the shares of Series G Preferred issued at the Closing is $2.15, subject to customary adjustments (the "Conversion Price"). The shares of Series G Preferred are subject to automatic redemption for cash upon a fundamental transaction by the Issuer, which includes a merger, sale of all or substantially all the assets of the Issuer, recapitalization, or the sale by the Issuer of shares resulting in more than 50% ownership by a person or group. In such event, the redemption price would be equal to the greater of the stated value of the Series G Preferred or the consideration per Share in the fundamental transaction (or in the absence of such consideration, the volume-weighted average price of the Issuer's Shares on the day immediately preceding the closing of the fundamental transaction).

Unless and until Stockholder Approval is obtained, the Series G Preferred is subject to the Beneficial Ownership Limitation and the Exchange Cap.

Except as otherwise set forth in the Certificate of Designations, following the Stockholder Meeting, the Series G Preferred will vote together with the Shares on an as-converted basis based on the number of Shares into which such shares of Series G Preferred are then convertible, subject to the Beneficial Ownership Limitation and the Exchange Cap.

The Purchase Agreement provides that the Board of Directors of the Issuer (the "Board") will recommend the nomination of and recommend the stockholders of the Company vote in favor of re-electing Mr. Ellis (the "Board Designee") to the Board, at the end of his current term, and the Board has appointed the Board Designee effective immediately following the Closing. Additionally, without the consent of NR-SOF, the Company will not take any action to increase the size of the Board to more than eight (8) members. The Purchase Agreement also provides that the Board shall, following the Closing, appoint an additional director who meets applicable Nasdaq independence standards and who is identified by NR-SOF and agreed to by the Issuer.

The 3,499,289 Warrants, which are designated as Class A Common Stock Purchase Warrants, have an exercise price equal to $2.58 per share, subject in each instance to adjustments as provided under the terms of the Warrants. The Warrants are exercisable at any time up to and including the fifth anniversary of the Closing, provided that the exercise of the Warrants will be subject to the Beneficial Ownership Limitation and the Exchange Cap, unless the Stockholder Approval is obtained as described above.

In connection with the PIPE Transaction, on February 18, 2025, the Issuer and NR-SOF entered into a registration rights agreement (the "Registration Rights Agreement"), whereby the Issuer is required to file a shelf registration statement pursuant to the Securities Act of 1933, as amended, to register for resale the Shares issuable upon conversion of the Series G Preferred and the Shares issuable upon exercise of the Warrants.

On February 18, 2025, the Issuer entered into a senior secured promissory note (the "Promissory Note") with NR-DNP, in the original principal amount of $4,000,000, which is convertible into shares of Series G Preferred upon the occurrence of the event specified in the Notes, which are in turn convertible into Shares.

On February 13, 2025, the Issuer entered into a Membership Interest Purchase Agreement (the "Membership Interest Purchase Agreement") by and among the Issuer, G5 Infrared, LLC, a New Hampshire limited liability company ("G5 Infrared"), the members of G5 Infrared (the "Sellers"), and Kenneth R. Greenslade, solely in his capacity as Sellers' Representative, pursuant to which, immediately following the Closing of the PIPE Transaction, the Issuer agreed to acquire from the Sellers all of the issued and outstanding membership interests of G5 Infrared. The Sellers received aggregate consideration consisting of (i) $20.25 million in cash (the "Cash Consideration"), and 1,972,531 Shares, in each case subject to various purchase price adjustments set forth in the Membership Interest Purchase Agreement, and (ii) up to $23.0 million in earn-out consideration paid annually in fiscal years 2026 and 2027 subject to achievement of certain revenue and EBITDA targets set forth in the Membership Interest Purchase Agreement. The Issuer funded the acquisition of G5 Infrared with a portion of the proceeds from the PIPE Transaction.

The foregoing descriptions of the Purchase Agreement, the Certificate of Designations, the form of Warrant, the form of Promissory Note and the Registration Rights Agreement are qualified in their entirety by reference to the full text of the Purchase Agreement, the Certificate of Designations, the form of Warrant, the form of Promissory Note and the Registration Rights Agreement, which are included as Exhibit 99.1, Exhibit 99.2, Exhibit 99.3, Exhibit 99.4 and Exhibit 99.5 respectively, hereto and are incorporated by reference herein.

Effective upon the Closing, Mr. Ellis was designated by NR-SOF to serve as a director of the Issuer as described above, and, in such capacity, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Other than in his capacity as a director of the Issuer following such appointment, no Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein; however, the Reporting Persons, at any time and from time to time, may review, reconsider and change their intention with respect to any and all matters referred to in Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The aggregate percentage of Shares reported owned by each person named herein is based upon 40,160,768 Shares outstanding as of February 10, 2025, which is the total number of Shares outstanding as reported in the Issuer's quarterly report on Form 10-Q filed with the Securities and Exchange Commission on February 13, 2025, plus the Shares underlying the Preferred Shares, Warrants and Promissory Note that may be exercised by the Reporting Persons, as applicable and subject to the Change of Control Cap.

Pursuant to the terms of the Warrants and the Series G Preferred, the Reporting Persons cannot exercise any of the Warrants or convert any of the Series G Preferred if the Reporting Persons would beneficially own, after any such exercise, more than the Beneficial Ownership Limitation. The percentages set forth herein for each of the Reporting Persons gives effect to the Beneficial Ownership Limitation. The conversion of the Series G Preferred and the exercise of the Warrants are also subject to the Exchange Cap.

As of the date hereof, NR-SOF and NR-DNP directly beneficially own 6,055,606 Shares, constituting approximately 19.99% of the Shares outstanding immediately prior to the PIPE Transaction, which are issuable upon exercise of the Warrants and/or conversion of the shares of Series G Preferred or the Promissory Note, giving effect to the Exchange Cap. The reported beneficial ownership excludes all other Shares that are issuable upon exercise of the Warrants and/or conversion of the shares of Series G Preferred or the Promissory Note but are not presently issuable due to the Beneficial Ownership Limitation and/or the Exchange Cap.

North Run Opportunities, as the general partner of NR-SOF, North Run LP, as the general partner of NR-DNP and North Run Advisors as the general partner of North Run LP may be deemed to beneficially own the 6,055,606, constituting approximately 19.99% of the Shares outstanding immediately prior to the PIPE Transaction, which are issuable upon exercise of the Warrants and/or conversion of the shares of Series G Preferred or the Promissory Note, giving effect to the Exchange Cap. The reported beneficial ownership excludes all other Shares that are issuable upon exercise of the Warrants and/or conversion of the shares of Series G Preferred or the Promissory Note but are not presently issuable due to the Beneficial Ownership Limitation and/or the Exchange Cap.

Each of Mr. Hammer and Mr. Ellis, as the sole members of North Run Opportunities and North Run Advisors may be deemed to beneficially own 6,055,606 Shares, constituting approximately 19.99% of the Shares outstanding immediately prior to the PIPE Transaction, which are issuable upon exercise of the Warrants and/or conversion of the shares of Series G Preferred or the Promissory Note, giving effect to the Exchange Cap. The reported beneficial ownership excludes all other Shares that are issuable upon exercise of the Warrants and/or conversion of the shares of Series G Preferred or the Promissory Note but are not presently issuable due to the Beneficial Ownership Limitation and/or the Exchange Cap.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.
Number of shares as to which each person has sole or shared power to vote or dispose: Each of North Run Opportunities, and Messrs. Hammer and Ellis may be deemed to share the power to vote and dispose of the Shares owned by NR-SOF. Each of North Run LP, North Run Advisors and Messrs. Hammer, Bosco and Ellis may be deemed to share the power to vote and dispose of the Shares owned by NR-DNP.
Transactions in the class effected during the past sixty days:
Except as otherwise set forth herein, there have been no transactions in securities of the Issuer by the Reporting Persons during the past 60 days. Pursuant to the Purchase Agreement, at the Closing on February 18, 2025, North Run Opportunities purchased 20,062.588905 shares of Series G Preferred and 3,499,289 Warrants for $20.5 million.

Pursuant to the Promissory Note, NR-DNP paid the Issuer $4,000,000 for the Promissory Note that is convertible, upon the occurrence of certain circumstances, into an aggregate of 4,000 shares of Series G Preferred, which would be convertible include an aggregate of 1,860,465 Shares, subject to the Exchange Cap and the Beneficial Ownership Limitation.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The disclosure with respect to the PIPE Transaction set forth in Item 4 above, including the descriptions of the Purchase Agreement, the Certificate of Designations, the form of Warrant, the form of Promissory Note and the Registration Rights Agreement, is incorporated herein by reference.

On February 25, 2025, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.6 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

## Signatures
- North Run Strategic Opportunities Fund I, LP: /s/ Todd B. Hammer, Todd B. Hammer, Member (02/25/2025)
- North Run Strategic Opportunities Fund I GP, LLC: /s/ Todd B. Hammer, Todd B. Hammer, Member (02/25/2025)
- North Run - Due North Partners, LP: /s/ Todd B. Hammer, Todd B. Hammer, Member (02/25/2025)
- North Run GP LP: /s/ Todd B. Hammer, Todd B. Hammer, Member (02/25/2025)
- North Run Advisors LLC: /s/ Todd B. Hammer, Member (02/25/2025)
- ELLIS THOMAS B: /s/ Thomas B. Ellis, Member (02/25/2025)
- HAMMER TODD B: /s/ Todd B. Hammer, Member (02/25/2025)
- BOSCO MICHAEL: /s/ Michael Bosco, Member (02/25/2025)